MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of Securities Registered in the Securities Registry

Santiago, September 1, 2026

Mrs
Catherine Tornel León
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
PRESENT

Ref.: MATERIAL FACT
______________________________

Dear President:

In accordance with Article 9° and the second paragraph of Article 10° of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”): at a meeting held on this date, the Company’s Board of Directors approved the commencement of the program for the acquisition of the Company’s own shares approved at the Company’s Extraordinary Shareholders’ Meeting held on August 3, 2026 (the “Extraordinary Shareholders’ Meeting”), through the purchase of shares directly in the market (“en rueda”) on the Santiago Stock Exchange, under market conditions and for a period of 180 days as from this date, for up to 1% of the Company’s share capital, without the need to apply a pro rata procedure, in accordance with the terms provided in Article 27 B of the Corporations Law.
Any extension of the aforementioned 180-day period, should this be applicable, will be duly reported by means of material information to be posted on the Company’s website, https://ir.latam.com.

Sincerely,

Ricardo Bottas Dourado Dos Santos
        Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
- Santiago Stock Exchange
- Chilean Electronic Stock Exchange